UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice on Corporate Value Enhancement Plan of KB Financial Group

On May 27, 2024, KB Financial Group Inc. (“KB Financial Group”) disclosed that it had been consistently engaging in discussions with its board of directors regarding ways to increase its corporate value in a sustainable manner, and that on May 24, 2024, it decided to prepare a “Corporate Value Enhancement Plan” based on such discussions, details of which are expected to be disclosed during the fourth quarter of 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 27, 2024	By: /s/ Jae Kwan Kim
(Signature)

	Name:	Jae Kwan Kim
	Title:	Senior Executive Vice President and Chief Finance Officer